Exhibit 21
Subsidiaries of the Registrant
The following is a list of subsidiaries of the Company as of December 31, 2006 that omits subsidiaries that, considered in the aggregate, would not constitute a “significant subsidiary” (as defined in the SEC’s rules):
NationsHealth Holdings, L.L.C. (a Florida Limited Liability Company)
United States Pharmaceutical Group, L.L.C. (a Delaware Limited Liability Company)